VIA EDGAR

November 19, 2013

United States Securities and Exchange Commission
Division of Corporate Finance
100 “F” Street, N.E.
Washington, D.C. 20549

Attn:  Max A. Webb, Assistant Director

Re:	Two Rivers Water & Farming Company
Withdrawal of Registration Statement on Form S-1 (File No. 333-186665)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Two Rivers Water & Farming Company (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-186665), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on February 13, 2013.

In light of current market conditions, the Registrant and the selling security holders have determined not to proceed with the offering contemplated by the Registration Statement.  In this regard, registration of the shares to be issued upon exercise/conversion of the underlying warrants and convertible preferred stock would have been discretionary.

The Registrant confirms that no securities have been issued or sold pursuant to the Registration Statement.  Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Two Rivers Water & Farming Company, 2000 South Colorado Boulevard, Tower 1, Suite 3100, Denver, CO 80222, facsimile number (303) 845-9400.

If you have any questions with respect to this matter, please contact the undersigned at (303) 222-1032.

Sincerely,

Two Rivers Water & Farming Company

/s/ Wayne Harding
Chief Financial Officer

Copies to:                      John R. McKowen
CEO and Chairman of the Board
Two Rivers Water & Farming Company

J. David Hershberger